Exhibit 13.14

Blockstack                                                                                                                                                                                   Q1 2019

Q12019 Blockstack Ecosystem Update

It’s been another eventful and exciting quarter in the Blockstack ecosystem. Here are some of the top highlights:

•           Apps built on Blockstack grew from 46 at the beginning of Q1 to a total of 86 by the end (63 took part in the App Mining program).

•           As we focus on spreading our message to developers, we improved the reach of our online mentions (as measured by Awario) from 3.7 million (Q3) and 11.9 million (Q4) to 43.1 million in Q1.

•           We publicly filed our $50M token offering with the SEC. Details below.

•           Dave Morin, co-founder Path and Slow Ventures, joined us as an advisor.

We’re very excited about the progress and thankful for all of your support. Ask: we’re looking for an amazing Product Marketer.

Muneeb Ali

CEO, Blockstack PBC

Twitter: @muneeb

Highlights and News:

Blockstack Announces SEC Filing for $50M Regulated Token Offering We filed an offering statement with the Securities and Exchange Commission (SEC) to conduct a $50 million token offering using the SEC Regulation A+ framework. Upon approval, the offering is expected to be the first SEC-qualified token offering of its kind. The net proceeds of the offering will be used to accelerate the development of the Blockstack decentralized computing network and app ecosystem. See this Wired  article Cheddar interview Laura Shin’s  podcast and Off the Chain  podcast.

App growth

Q1 saw overall app growth accelerate, from 46 at the beginning of the quarter to a total of 86 by the end. 63 of which successfully took part in the App Mining program. Some of the most notable apps created during Q2 include BitPatron a decentralized alternative to Patreon, Forms.I D an elegant alternative to Google Forms, and Lander a personal home page for the decentralized internet.

Dave Morin joins as advisor, expanded leadership team

Dave Morin. former Co-Founder & CEO of Path and founder of Slow Ventures joined us as an advisor. Dave was involved with the early days of Facebook where he co-created the Facebook Platform and Facebook Connect. We welcomed Brittany Laughlin (Lattice Ventures) as our Investor Relations Partner and Dr. Diwaker Gupta as our Head of Engineering, amongst others (details here).

Events recap

Over 45 Blockstack events (meetups, hackathons, conferences, virtual workshops) took place in Q12019. Highlights included Blockstack’s Hong Kong event on January 10th, and Muneeb Ali’s keynote at East Chain Open Hub in Kuwait. We met close to 3,000 developers at events this quarter. We’re starting our Asia tour and will be at Consensus, Token Summit and CogX, among others.

App Mining Program

App Mining program is maturing as we’ve been running the pilot for several months now. This App Mining  Github repo has details on policies, reviewers, and process. We added three new reviewers: TryMyUl joined as an App Reviewer to rate based on app UX, we added a ‘Digital Rights’ App Reviewer to rate on decentralization properties of apps, and Awario was introduced as the 5th independent App Reviewer to help App Miners understand their market and grow their brand and user base.

Technical Updates

Platform Reliability Improvements

Blockstack.js 18.3.0 was released and alleviated most protocol handling issues, making Blockstack much more seamless across different browsers. Additionally, the Blockstack QA Process was significantly upgraded. Read about all the product updates that were made this quarter to support Blockstack developer success.

Radiks:

Q1 saw the introduction of Radiks, an indexer that allows developers to easily implement complex, collaborative social features and various types of notifications in-app. See Radiks in action by trying  the Banter demo application developers can learn more about Radiks here and if you missed the virtual workshop download it here.

Stacks Blockchain

Work on v2 of the Stacks blockchain continued this quarter. SI Ps (Stacks Improvement Proposals) describing Proof-of-Burn Leader Election and the Smart Contracting Language were published. Work on the implementing of proof-of-burn mining and the new VM for the smart contracting language is ongoing, and can be tracked via the ri.upInn hr.nrh of hInrlect.rk-rnrp

Gaia Hub Location Choice

From our interviews in Oct and Nov, the most requested platform upgrade was allowing users to setup and select their own Gala hub. Updates on our progress is here: User choice of Gaia hub now available during  on-boarding and Gaia AM’s for EC2 and Gaia documentation

Looking Ahead

in Q2, we will be working on our recently announced regulated token offering, releasing our findings regarding a token economics study that we’ve undertaken, publishing v2 of the Blockstack Whitepaper, supporting more than 50 hackathons, growing our global community, and ramping up efforts to help developers acquire more users.

Thanks for your support and feel free to reach out!

Rule 255 Legend:

This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933.We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has “qualified” the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available on this website.

You may obtain a copy of the preliminary offering circular that is part of that offering statement here.

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.